

May 20, 2011

Elizabeth Brennan, Esq.
Executive Vice President and General Counsel
Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135

> **Re:** **Diamond Resorts Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 2, 2011**
> **File No. 333-172772**

Dear Ms. Brennan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Notes, page 12

1. *Collateral* (page 12). Please expand your disclosure in this section to discuss the permitted liens in greater detail, including a discussion of your ability to further encumber time share interests with debt superior to the exchange notes. In light of the carve-out for properties and loans on such properties, please also explain what "tangible and intangible assets" actually secure the notes.

Selected Consolidated Financial and Operating Data, page 41

2. We have considered your response to our prior comment 12. Explain to us why you are unable to obtain audited financial information or have your auditors audit the financial information of Sunterra Corporation prior to April 27, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

3.   In light of your risk factor revision and response to comment 11 in our letter dated April 7, 2011, please supplement your disclosure in this section to discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Operation and Management of the Collections, page 86

4.   We note your response to comment 19. It remains unclear who holds ownership interest in the trusts referenced in this section that possess legal title to the properties underlying the respective collections. Please expand your disclosure here to discuss in greater detail as well as to explain your relationship with the trustees for the various collections.

Financial Statements

5.   Please update your financial statements to include your quarterly financial statements as of March 31, 2011.

Notes to Consolidated Financial Statements

Note 1 – Background, Business and Basis of Presentation

Basis of Presentation, page F-10

6.   We have considered your response to our prior comment 30. Please tell us the anticipated closing dated of the Tempus acquisition. In addition, please confirm for us that the acquisition of Tempus Resorts International, LTD is considered less than 50% significant under Rule 3-05 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Unsold Vacation Interests, Net, page F-16

7.   We have considered your response to our prior comment 33. We note your revised disclosure that your recalculation of total estimated Vacation Interest revenue and total estimated costs for the year ended December 31, 2010 resulted in a $7.8 million increase in Unsold Vacation Interests, net and a corresponding decrease in Vacation Interest cost of sales. We further note that this revision was primarily the result of an increase in the estimated price per point and declining average costs for inventory recoveries. Please reconcile this statement with your disclosure on page 51 of your filing which indicates that decreases in vacation

interest sales revenue during the year were partially due to a decline in the average price per transaction.

Item 21. Exhibits and Financial Statement Schedules, page II-11

General

8.   We note your parenthetical references to certain schedules and exhibits to each of exhibits 2.1, 2.2 and 2.3. Similarly, we note that exhibits 10.4, 10.10, 10.12 and 10.8.1 only list and do not include all exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement with your next amendment.

Exhibit 5.1 - Opinion of Katten Muchin Rosenman LLP

9.   We note the disclaimer in the first full paragraph on page 4 that the opinion is rendered "solely for your benefit." Please note that all investors are entitled to rely upon the opinions expressed. Please provide a revised opinion that removes this limitation on reliance.

10.   We note the disclaimer "to our knowledge" in clause (c) of the third opinion. Please tell us why the noted disclaimer is necessary or have counsel remove the disclaimer.

Exhibit 5.3 – Opinion of Holland & Knight

11.   Refer to the assumption (d) in the second paragraph on page 2 of the opinion. Please provide a revised opinion that limits counsel's reliance on the "Documents" only to factual matters contained in such materials.

Exhibit 99.2 - Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

12.   Refer to the list of enclosed documents. Please revise clause 2 to clarify that the Holders of the Outstanding Notes are making the representations in the letter of transmittal. Further, please confirm to us that you recognize that it is your responsibility to obtain the required representations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Attorney

cc: Howard S. Lanznar, Esq.
       Katten Muchin Rosenman LLP *(via facsimile)*